UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-33982

LIBERTY MEDIA 401(k) SAVINGS PLAN

(Full title of the Plan)

LIBERTY MEDIA CORPORATION

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado 80112

(Address of its principal executive office)

REQUIRED INFORMATION

Page No.
Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Participant Benefits, December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Participant Benefits, Years ended December 31, 2009 and 2008	3

Notes to Financial Statements, December 31, 2009 and 2008	4

Schedule 1 - Schedule H, Line 4i — Schedule of Assets (Held at End of Year), December 31, 2009	13

Exhibit -

23-Consent of KPMG LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN

	By	/s/ Christopher W. Shean
Christopher W. Shean
Member of Plan Committee

June 16, 2010

Report of Independent Registered Public Accounting Firm

The Plan Committee
Liberty Media 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan (the Liberty Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Liberty Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Plan as of December 31, 2009 and 2008, and the changes in net assets available for participant benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Liberty Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 16, 2010

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets Available

for Participant Benefits

December 31, 2009 and 2008

	2009	2008
	amounts in thousands

Investments, at fair value:
Liberty Capital Stock Fund (notes 1 and 2)	$7,115	1,060
Liberty Interactive Stock Fund (notes 1 and 2)	12,774	2,756
Liberty Entertainment Stock Fund (notes 1 and 2)	—	11,082
Liberty Starz Stock Fund (note 1)	3,257	—
Discovery Holding Stock Fund (note 1)	—	3,320
DIRECTV Stock Fund (note 1)	20,489	—
Mutual funds (note 1)	106,279	66,187
Brokeragelink accounts (note 1)	3,692	1,976
	153,606	86,381

Participant loans (note 2)	1,659	1,325

Payable for required refunds of excess contributions and earnings thereon	(2,597)	(922)

Net assets available for participant benefits	$152,668	86,784

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available

for Participant Benefits

Years ended December 31, 2009 and 2008

	2009	2008
	amounts in thousands
Contributions:
Employer	$10,725	10,109
Participant	13,757	13,521
Rollovers	1,011	2,895
	25,493	26,525

Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	49,129	(52,650)
Interest and dividend income	2,180	3,248
	51,309	(49,402)

Total contributions and net investment income (loss)	76,802	(22,877)

Administrative expenses	(215)	(221)
Refund of excess contributions, net of earnings or loss thereon	(2,597)	(922)
Distributions to participants	(8,106)	(9,190)

Increase (decrease) in net assets available for participant benefits	65,884	(33,210)

Net assets available for participant benefits:

Beginning of year	86,784	119,994

End of year	$152,668	86,784

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)                                  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Media 401(k) Savings Plan (the “Liberty Plan”) have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets.  The sponsor of the Liberty Plan is Liberty Media LLC (“Liberty”), a wholly owned subsidiary of Liberty Media Corporation (“Liberty Media”).

Trust Fund Managed by Fidelity Management Trust Company (“Trustee”)

Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  The Trustee may invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets.  Additionally, the Liberty Plan is allowed to invest in non-employer securities.

Fair Value Measurements

U.S. generally accepted accounting principles establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

•                  Level 1

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•                  Level 2

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•                  Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Liberty Plan’s investments that are measured at fair value on a recurring basis based on unadjusted quoted prices in active markets, such as money market funds, mutual funds and equity securities, are classified within Level 1 of the fair value hierarchy as shown in the table below.  Total investments of $153,606,000 and $86,381,000 as of December 31, 2009 and December 31, 2008, respectively, are classified as Level 1 assets.  The fair value of these investments is valued based on

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

quoted market prices in active markets.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3

Total
Common stock funds	$43,635	—	—
Mutual funds	106,279	—	—
Brokeragelink account	3,692	—	—
Total assets at fair value	$153,606	—	—

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3

Total
Common stock funds	$18,218	—	—
Mutual funds	66,187	—	—
Brokeragelink account	1,976	—	—
Total assets at fair value	$86,381	—	—

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments

The Liberty Capital Stock Fund, the Liberty Interactive Stock Fund, the Liberty Entertainment Stock Fund, the Liberty Starz Stock Fund, the DIRECTV Stock Fund and the Discovery Holding Stock Fund are unitized funds that are measured in units rather than shares.  The Liberty Capital Stock Fund consists mostly of Series A Liberty Capital common stock (“LCAPA”) with an insignificant amount of cash or cash equivalents.  The Liberty Interactive Stock Fund consists mostly of Series A Liberty Interactive common stock (“LINTA”) with an insignificant amount of cash or cash equivalents.  The Liberty Entertainment Stock Fund consisted mostly of Series A Liberty Entertainment common stock (“LMDIA”) with an insignificant amount of cash or cash equivalents.  The Liberty Starz Stock Fund consists mostly of Series A Liberty Starz common stock (“LSTZA”) with an insignificant amount of cash or cash equivalents.  The DIRECTV Stock Fund consists mostly of DIRECTV (“DTV”) Series A common stock with an insignificant amount of cash or cash equivalents.  The Discovery Holding Stock Fund consisted mostly of Discovery Holding Company (“DHC”) Series A common stock with an insignificant amount of cash or cash equivalents.

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices at December 31, 2009 and 2008 for those securities having readily available market quotations.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

The following closing market prices have been used to value investments in the Liberty Plan’s unitized stock funds:

	December 31,
	2009	2008

Series A Liberty Capital common stock	$23.88	4.71
Series A Liberty Interactive common stock	$10.84	3.12
Series A Liberty Entertainment common stock	$—	17.48
Series A DHC common stock	$—	14.16
Series A Liberty Starz common stock	$46.15	—
Series A DIRECTV common stock	$33.35	—
(see Transactions Impacting Stock Funds below)

Changes in market values after the Liberty Plan’s year end are not reflected in the accompanying financial statements.

Securities and investment transactions are accounted for on the trade date.  The cost basis of such shares distributed is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

Transactions Impacting Stock Funds

On March 3, 2008, Liberty Media completed a reclassification of its Liberty Capital common stock (referred to as “Old Liberty Capital common stock”) whereby each share of Old Series A Liberty Capital common stock was reclassified into one share of new Series A Liberty Capital common stock and four shares of the new Series A Liberty Entertainment common stock.

On September 17, 2008, Discovery Holding Company (“DHC”) completed a transaction with Advance/Newhouse Programming Partnership whereby the following actions took place:

•                  DHC spun-off to its shareholders a wholly-owned subsidiary, Ascent Media Corporation (“AMC”) holding substantially all of DHC’s cash, AccentHealth and Ascent Media Corporation, except for those businesses of Ascent Media Corporation that provide sound, music, mixing, sound effects and other related post-production audio services (the “Ascent Media Spin Off”);

•                  Immediately following the Ascent Media Spin Off, DHC combined with a new holding company (“New DHC”), and DHC’s existing shareholders received shares of common stock of New DHC.

As a result of these transactions, DHC shareholders, including the Liberty Plan, received the following:

•                  0.05 of a share of AMC Series A common stock for each share of DHC Series A common stock

•                  0.50 of a share of each New DHC Series A common stock and New DHC Series C common stock for each share of DHC Series A common stock

Subsequent to these transactions, and with regards to the Liberty Plan, the Plan Committee directed the Trustee of the Plan to complete the following:

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

•                  Promptly sell the shares of AMC Series A common stock that were received in the above transaction, and invest the proceeds from that sale in the Discovery Holding Stock Fund.

•                  Promptly sell the shares of New DHC Series C common stock that were received in the above transaction, and invest the proceeds from that sale in the Discovery Holding Stock Fund.

On November 19, 2009, Liberty Media completed a split off of its wholly owned subsidiary known as Liberty Entertainment, Inc., which resulted in the following transactions involving the Plan:

•                  Prior to the split off, the Plan’s investments included the Liberty Entertainment Series A stock Fund, which held shares of Series A Liberty Entertainment common stock (ticker symbol LMDIA), which was a tracking stock that tracked certain of Liberty Media’s entertainment holdings.

•                  As a result of the split off, for each share of LMDIA, shareholders (including the Plan) received 0.90 shares of Liberty Entertainment, Inc. Series A Common Stock (“NEW LEI”) leaving 0.10 shares to remain Series A Liberty Entertainment common stock (LMDIA), and the LMDIA stock was subsequently redesignated Liberty Starz Series A Common Stock (“LSTZA”) which is held in a unitized stock fund in the Plan.

•                  Immediately following the split off, one share of NEW LEI became 1.11111 shares of DIRECTV Holdings Class A Common Stock (“DTV”) which is held in a unitized stock fund in the Plan.  No new investments or exchanges into DTV were allowed, but DTV interests could be sold by the Plan participants at any time.

•                  This transaction resulted in market value of LMDIA of $23,515,000 being converted to NEW LEI in the amount of $20,284,000 and to LSTZA in the amount of $3,231,000.  NEW LEI was subsequently converted to DTV in the amount of $20,506,000, as adjusted for unrealized appreciation.

Subsequent to these transactions, and with regard to the Liberty Plan, the Plan Committee directed the Plan Trustee to complete the following:

•                  Within a reasonable amount of time, sell all holdings of DTV shares that were received in the above transaction and remaining in participant accounts as of May 17, 2010 (approximately $19,462,000), and direct proceeds in accordance with current contribution investment elections on file for each participant.  All DTV shares were sold by May 17, 2010.

Distributions to Participants

Distributions requested by participants are recorded when paid.

Income Taxes

The Internal Revenue Service (the “IRS”) has determined and informed Liberty by a letter dated June 1, 2005 (the “IRS Determination Letter”), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification.  Although the Plan has been subsequently amended, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2009 and 2008.

Plan Expenses

Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay Liberty Plan expenses, except that the fees charged by the Trustee for participant loans are paid by the borrowing participant. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Significant estimates include determination of fair value of investments.  Actual results could differ significantly from those estimates.

(2)                                  Description of the Liberty Plan

The following description of the Liberty Plan is provided for general information purposes only.  Participants should refer to the plan document for more complete information.  The Liberty Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General

The Liberty Plan is a defined contribution plan sponsored by Liberty, which enables participating employees of Liberty and its qualifying subsidiaries to receive an interest in Liberty Media and to receive benefits upon retirement.  Through December 31, 2008, employees of Liberty and certain 80% or more owned subsidiaries who were at least 18 years of age and (i) had worked at least three consecutive months or (ii) had completed one year of service (as defined in the Liberty Plan document) were eligible to participate in the Liberty Plan.

Effective January 1, 2009, employees of Liberty and certain 80% or more owned subsidiaries who are at least 18 years of age are eligible to participate in the Liberty Plan either immediately upon hire or, for certain specified employees, after one year of service (as defined in the Liberty Plan document).

Contributions

Subject to the IRS limitations described below, participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined and/or (ii) after-tax contributions up to 10% of their compensation.  Pursuant to the terms of the Liberty Plan, Liberty and its subsidiaries may make matching contributions as follows, as approved by their respective management teams:

% of participant contributions	Maximum match as a % of eligible compensation

100%	10%
50%	4%

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

All participant contributions and employer matching contributions are subject to limitations as determined annually by the IRS.  Employee pre-tax contributions and combined employee pre-tax, employee after-tax and employer matching contributions per participant (excluding catch-up contributions) were limited to $16,500 and $49,000, respectively, in 2009 and $15,500 and $46,000, respectively, in 2008.  Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees and are not matched by the employer.  Liberty and its subsidiaries reserve the right to change the matching contribution amounts at any time.

Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Liberty Plan.  Subsequent to June 16, 2008, all employer contributions, including both vested and unvested employer contributions, can be invested in any investment in the Liberty Plan, including the brokerage link option, as directed by the participant.  From March 3, 2008 to June 16, 2008, unvested employer contributions were invested 10% in the Liberty Capital Stock Fund, 35% in the Liberty Interactive Stock Fund and 55% in the Liberty Entertainment Stock Fund.  Prior to March 3, 2008, unvested employer contributions were invested 45% in the Liberty Capital Stock Fund and 55% in the Liberty Interactive Stock Fund, as determined by the Plan Committee.  Employee contributions may be invested in any investment offered in the Liberty Plan, including the Liberty Capital Stock Fund, the Liberty Interactive Stock Fund and the Liberty Entertainment Stock Fund, effective November 19, 2009, known as the Liberty Starz Stock Fund.

Nonparticipant-Directed Investments

As noted above, during January 1 through June 16, 2008, employer contributions of 100% vested participants could be invested in any investment in the Liberty Plan.  Subsequent to June 16, 2008, employer contributions of both vested and unvested participants can be invested in any investment in the Liberty Plan.  The accompanying statements of changes in net assets available for participant benefits do not present activity based on participant-directed and nonparticipant-directed investments. Plan information about the significant components of the changes in net assets relating to the Liberty Capital Stock Fund, Liberty Interactive Stock Fund and the Liberty Entertainment Stock Fund for the year ended December 31, 2008, including participant-directed and nonparticipant-directed investments, is as follows:

	2008
	Liberty	Liberty	Liberty
	Capital	Interactive	Entertainment
	Stock Fund	Stock Fund	Stock Fund
	amounts in thousands

Balance at beginning of year	$16,972	13,436	—
Conversion of shares from Liberty Capital Stock Fund (see note 1)	(14,535)	—	14,535
Contributions
Employer	1,053	2,604	2,448
Participant	251	401	412
Rollovers	13	19	6
Interest income	5	15	10
Net appreciation (depreciation) in fair value of stock fund	(2,179)	(11,658)	(4,234)
Net forfeiture credit (debit)	55	(117)	(128)
Distributions to participants	(460)	(622)	(631)
Exchanges out and transfer of assets	(34)	(1,336)	(1,314)
Net loan activity	(10)	15	(22)
Administrative expenses	(71)	(1)	—
Balance at end of year	$1,060	2,756	11,082

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

Participant Accounts

Each participant’s account is credited with (a) the participant’s deferral contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance.  Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the last day of the prior month to which month the loan was made plus 1%.  The interest rate will be updated monthly on the first day of the following month for any changes to the prime rate that occur during any given month.  Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer.  Loans are secured by the vested balance in the participant’s account.  At December 31, 2009, outstanding loans had interest rates ranging from 4.25% to 9.25% and maturity dates through November 2014.  Principal and interest are paid ratably through monthly payroll deductions or through the use of coupon books or automatic bank draft after termination of employment. Loans are recorded at cost.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce Liberty’s future matching contributions.  Forfeitures aggregated $290,000 and $357,000 during 2009 and 2008, respectively.  Forfeitures of $202,000 and $211,000 were used to pay Liberty Plan expenses during 2009 and 2008, respectively.  In addition, forfeitures of $325,000 were used to fund employer matching contributions during 2009.  Unused forfeitures aggregated $299,000 and $529,000 at December 31, 2009 and 2008, respectively.

Investment Options

As of December 31, 2009, the Liberty Plan has various investment options including 14 mutual funds and four unitized stock funds, one of which is closed to additional contributions or investments.  The mutual funds include money market, bond and domestic and international stock funds.  The stock funds range from small to large cap funds and include growth and value funds.  The Liberty Plan also provides seven asset allocation funds based on target retirement dates.  In addition, the Liberty Plan offers a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded stocks and mutual funds not offered directly by the Liberty Plan.  A complete list of investment options can be found on Schedule 1 to this Annual Report on Form 11-K.  Plan participants may change investment options and contribution percentages on a daily basis.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

Benefit Payments

Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment.  Distributions and other withdrawals are processed on a daily basis.

Vesting

Participant contributions are always fully vested.  Participants acquire a vested right in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage

Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

Employer matching contributions transferred from other plans vest according to the terms specified in the transferor plans.

Plan Termination

Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA.  The Liberty Plan provides for full and immediate vesting of all participant rights upon termination of the Liberty Plan.

Risks and Uncertainties

The Liberty Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for participant benefits.

The Liberty Plan has concentrations of investments in the Liberty Capital Stock Fund, the Liberty Interactive Stock Fund, the Liberty Starz Stock Fund and the DIRECTV Stock Fund.  Changes in the values of the Liberty Capital Stock Fund, the Liberty Interactive Stock Fund, the Liberty Starz Stock Fund and the DIRECTV Stock Fund could materially impact the net assets available for participant benefits due to these concentrations.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

(3)                                  Investments

The fair value of individual investments that represent 5% or more of the Liberty Plan’s net assets at December 31, 2009 and 2008 is as follows:

Fair value at
Investment	December 31, 2009
amounts in thousands

DIRECTV Stock Fund	$20,489
Liberty Interactive Stock Fund	$12,774
Fidelity Retirement Money Market Fund	$12,010
Fidelity Freedom 2020 Fund	$9,112
Fidelity Spartan International Index Fund	$8,513
Fidelity Freedom 2030 Fund	$8,509
Fidelity Spartan US Equity Index Inv.	$8,351

Fair value at
Investment	December 31, 2008
amounts in thousands

Liberty Entertainment Stock Fund	$11,082
Fidelity Retirement Money Market	$10,771
Spartan International Index Fund	$6,339
Spartan US Equity Index Inv.	$5,933
Fidelity Equity Income	$5,249
Baron Growth Fund	$4,621
Fidelity Investment Grade Bond Fund	$4,387

During the years ended December 31, 2009 and 2008, the Liberty Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2009	2008
	amounts in thousands

Liberty Entertainment Stock Fund	$12,386	(4,234)
Liberty Capital Stock Fund	5,232	(2,179)
Liberty Interactive Stock Fund	9,081	(11,658)
New LEI Stock Fund	223	—
Liberty Starz Stock Fund	(273)	—
DIRECTV Stock Fund	915	—
Discovery Holding Stock Fund	3,709	(256)
Mutual funds and Brokeragelink accounts	17,856	(34,323)
	$49,129	(52,650)

(4)                                  Related Party Transactions

Certain plan investments are shares of registered investment companies managed by the Trustee.  Therefore, these transactions qualify as party-in-interest.

Schedule 1

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue	Description of investment including par value	Current value at December 31, 2009
		amounts in thousands
Liberty Capital Stock Fund	Series A common stock, par value $0.01 per share (historical cost basis — $3,608,760)	$7,063
	Cash and cash equivalents and other pending transactions	52
		7,115
Liberty Interactive Stock Fund	Series A common stock, par value $0.01 per share (historical cost basis — $13,354,451)	12,670
	Cash and cash equivalents and other pending transactions	104
		12,774
Liberty Starz Stock Fund	Series A common stock, par value $0.01 per share (historical cost basis — $2,015,276)	3,215
	Cash and cash equivalents and other pending transactions	42
		3,257
DIRECTV Stock Fund	Series A common stock, par value $0.01 per share (historical cost basis - $9,915,379)	20,381
	Cash and cash equivalents and other pending transactions	108
		20,489

ALLIANZ NFJ Small Cap Value Institutional	Mutual fund	4,949

American Funds Growth Fund of America R4	Mutual fund	4,391

Baron Growth Fund	Mutual fund	7,233

Davis NY Venture A	Mutual fund	3,421

Dodge & Cox Stock Fund	Mutual fund	7,615

Fidelity Low-Priced Stock Fund	Mutual fund	4,588

Fidelity Retirement Money Market	Mutual fund	12,010

Fidelity Spartan US Equity Index Inv	Mutual fund	8,351

Fidelity Spartan International Index Fund	Mutual fund	8,513

Fidelity US Treasury Money Market	Mutual fund	512

PIMCO High Yield— Administrative Class	Mutual fund	3,484

PIMCO Total Return — Administrative Class	Mutual fund	6,287

Thornburg International Value R5	Mutual fund	6,921

Vanguard Inflation — Protected Securities Admin	Mutual fund	852

Fidelity Freedom Income Fund	Mutual fund	674

Fidelity Freedom 2000 Fund	Mutual fund	400

Fidelity Freedom 2010 Fund	Mutual fund	2,405

Fidelity Freedom 2020 Fund	Mutual fund	9,112

Fidelity Freedom 2030 Fund	Mutual fund	8,509

Fidelity Freedom 2040 Fund	Mutual fund	5,488

Fidelity Freedom 2050 Fund	Mutual fund	564

Brokerage Link Accounts	Brokerage Option	3,692

Participant loans	Interest rates ranging from 4.25% to 9.25% with maturity dates through November 2014	1,659
		$155,265

                All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest to the Liberty Plan.  Liberty Media LLC is the plan sponsor, which is a party-in-interest to the Liberty Plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report -

23-Consent of KPMG LLP